APPENDIX B

Series of the Corporation

Spirit of America Real Estate Income and Growth Fund

Spirit of America Large Cap Value Fund

Spirit of America High Yield Tax Free Bond Fund

Spirit of America Income Fund

Spirit of America Income & Opportunity Fund